SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2007 MAY 15 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

2 May 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Comm[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023522

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Encs

5/16

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 1998022418D

COMPLETION OF SALE OF WUXI GARDEN CITY MALL HOTEL CO. LTD

Singapore, May 2, 2007 – Further to SembCorp Industries' (SembCorp's) announcement on December 6, 2006 in respect of the conditional sale of Wuxi Garden City Mall Hotel Co. Ltd (WGCM) by its subsidiary, Singapore-Wuxi Investment Holdings Pte Ltd to Park Hotel Strategic Investments Limited, SembCorp is pleased to announce that the sale has been completed today.

Details of the sale can be found in the earlier announcement of December 6, 2006.

By Order of the Board

Kwong Sook May
Company Secretary

For media & analysts' queries, please contact:

NG Lay San (Ms)
Senior Manager
Group Corporate Relations
DID: +65 6723 3150
Email: laysan@sembcorp.com.sg

FOCK Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email:fock.siuling@sembcorp.com.sg

About SembCorp Industries

SembCorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities and energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of industrial park and environmental management services in the region.

SembCorp Industries has total assets of over S$7.0 billion and employs more than 7,500 employees.

Listed on the main board of the Singapore Exchange, SembCorp Industries is a component stock of the Straits Times Index and several MSCI indices.

END